UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

aaiPharma Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00252W 10 4
(CUSIP Number)

Albert N. Cavagnaro
aaiPharma Inc.
1900 Eastwood Rd., Suite 5
Wilmington, North Carolina 28403
(910) 254-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP NO. 00252W 10 4

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederick D. Sancilio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
not applicable

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 433,375

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 433,375

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,375

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%

14.	TYPE OF REPORTING PERSON IN

Item 1.      Security and Issuer.

     This Statement on Schedule 13D/A (this “Statement”) relates to the Common Stock, $0.001 par value per share (“Common Stock”), of aaiPharma Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2320 Scientific Park Drive, Wilmington, North Carolina 28405.

Item 2.      Identity and Background.

     This Statement is filed by Frederick D. Sancilio, an individual resident of Jupiter, Florida. The address and the principal place of business of Frederick D. Sancilio is 2320 Scientific Park Drive, Wilmington, North Carolina 28405. The Reporting Person is currently employed as Executive Chairman and Chief Scientific Officer of the Issuer.

     The Reporting Person is a citizen of the United States. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

     On December 24, 2003, the Reporting Person transferred 489,822 shares of Common Stock previously reported as beneficially owned by him to The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust (the "Trust”) and did not receive any consideration for such shares. On December 30, 2003, the Reporting Person transferred 5,367,609 shares of Common Stock previously reported as beneficially owned by him to the Trust and transferred 8,350 shares of Common Stock previously reported as beneficially owned by him to a charitable organization and did not receive any consideration for such shares. The shares currently reported as beneficially owned by the Reporting Person include 2,325 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person owns 431,050 shares of Common Stock of the Issuer directly for his own account.

Item 4.      Purpose of Transaction.

     The Reporting Person transferred a total of 5,857,431 of the shares of Common Stock of the Issuer previously reported as beneficially owned by him to The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust and transferred 8,350 shares of Common Stock previously reported as beneficially owned by him to a charitable organization. The Trustee of the Trust may from time to time acquire or sell shares of Common Stock in open market transactions, consistent with the investment purposes of the settlors of the Trust, Frederick D. Sancilio and Barbara A. Sancilio. Furthermore, pursuant to The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust Agreement (the “Trust

Agreement”) governing the operation of the Trust, the Trustee is obligated to distribute the balance of the Trust estate (other than a nominal amount) (including the shares of Common Stock described in this paragraph) to the settlors of the Trust, Frederick D. Sancilio and Barbara A. Sancilio, or the survivor of such settlers, on February 1st of each year. In addition, in the event of the death of both of the settlors of the Trust, the Trustee is obligated by the Trust Agreement to distribute any principal and income in the Trust estate (including the shares of Common Stock described in this paragraph) to the last surviving settlor’s estate.

     With respect to shares of Common Stock held for his own account, the Reporting Person may from time to time acquire additional shares of Common Stock in open market transactions consistent with his investment purposes. Additionally, the Reporting Person may from time to time sell his shares of Common Stock in open market transactions to one or more purchasers, consistent with his investment purpose.

     The Reporting Person does not currently have plans to purchase additional shares of Common Stock or plans or proposals which relate to, or would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association, (ix) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

     (a) The Reporting Person may be deemed to beneficially own 433,375 shares of Common Stock, or approximately 1.6 percent of the outstanding shares of Common Stock of the Issuer. These calculations of percentage ownership are based on 27,855,394 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

     (b) The Reporting Person has sole power to vote or direct the vote of 431,050 shares of Common Stock, shared power to vote or direct the vote of 2,325 shares of Common Stock, sole power to dispose or direct the disposition of 431,050 shares of Common Stock, and shared power to dispose or direct the disposition of 2,325 shares of Common Stock.

     (c) Other than the transactions that are the subject of this Form 13D, there have been no transactions effected by the Reporting Person within the past 60 days.

     (d) Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on December 30, 2003.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 4 of this Statement is incorporated herein by reference. The Reporting Person transferred 5,857,431 shares of Common Stock of the Issuer into the Trust. The administration of the Trust estate is governed by the Trust Agreement. Pursuant to the Trust Agreement, the Trustee has the sole power to vote and dispose of the shares held in trust for the benefit of Frederick D. Sancilio and Barbara A. Sancilio, the settlors of the Trust, subject to the obligations of the Trustee to distribute the Trust estate as outlined in Item 4 of this Statement.

Item 7.      Material to be Filed as Exhibits.

     The following will be filed as exhibits hereto:

99.1	Power of Attorney of Frederick D. Sancilio dated December 19, 2002 (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed with the SEC by Frederick D. Sancilio on January 9, 2003).

99.2	The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust Agreement dated December 13, 2002 between William H. Underwood, as trustee, and Frederick D. Sancilio and Barbara A. Sancilio, as settlors (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by William H. Underwood on January 9, 2003).

     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 5, 2004
	By:	/s/ Albert N. Cavagnaro Frederick D. Sancilio
	By:	Albert N. Cavagnaro, Attorney-in-Fact

Exhibit 99.1

EXHIBIT INDEX

EXHIBIT	TITLE

99.1	Power of Attorney of Frederick D. Sancilio dated December 19, 2002 (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed with the SEC by Frederick D. Sancilio on January 9, 2003)

99.2	The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust Agreement dated December 13, 2002 between William H. Underwood, as trustee, and Frederick D. Sancilio and Barbara A. Sancilio, as settlors (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by William H. Underwood on January 9, 2003)